UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

ARCTURUS THERAPEUTICS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.07 per share

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Padmanabh Chivukula

ARCTURUS THERAPEUTICS LTD.

10628 Science Center Drive, Suite 200

SAN DIEGO, CA 92121

TELEPHONE: 858-900-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M1492T105	13D

1.	Name of Reporting Person Padmanabh Chivukula
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 732,548 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 732,548 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

CUSIP No. M1492T105	13D

1.	Name of Reporting Person Mark Herbert
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 736,515 Ordinary Shares (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,967 Ordinary Shares (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 736,515 Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.9% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	The percentage calculation is based upon 10,691,945 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to (i) report the acquisition of Ordinary Shares of the Issuer (as defined below) on November 15, 2017 and (ii) report the entry into the Voting Trust Agreement (as defined below) on February 11, 2018, each as described below.

Item 1.	Security and Issuer

(a)           This statement relates to the Ordinary Shares, par value of NIS 0.07, of Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.), an Israeli corporation (the “Issuer”).

(b)           The principal executive offices of the Issuer are located at 10628 Science Center Drive, Suite 200, San Diego, CA 92121.

Item 2.	Identity and Background

(a)           This statement is being filed by Padmanabh Chivukula and Mark Herbert (the “Reporting Persons”).

(b)           The address of Dr. Chivukula is 1325 Pacific Highway, Unit 2803, San Diego, CA 92101. The address of the principal place of business of Mark Herbert is c/o Arcturus Therapeutics Ltd., 10628 Science Center Drive, Suite 200, San Diego, CA 92121.

(c)           Dr. Chivukula previously served on the board of directors and as the Chief Scientific Officer and Chief Operating Officer of the Issuer and currently serves as a scientific advisor of the Issuer. Mr. Herbert serves as the Interim President of the Issuer.

(d)           During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Dr. Chivukula is a citizen of the United States. Mr. Herbert is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares held by the Reporting Persons were acquired as described in Item 4 below.

Item 4.	Purpose of Transaction

As reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017, on November 15, 2017, the Issuer completed its business combination with what was then known as “Arcturus Therapeutics, Inc.” (“Private Arcturus”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Issuer, Aleph MergerSub, Inc. (“Merger Sub”), and Private Arcturus (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Private Arcturus, with Private Arcturus surviving as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with, and prior to the completion of, the Merger, the Issuer effected a 7-for-1 reverse stock split of the Issuer’s Ordinary Shares (the “Reverse Share Split”). In connection with the Merger, the Issuer changed its name to “Arcturus Therapeutics Ltd.” Immediately prior to and in connection with the Merger, each outstanding share of Private Arcturus’s capital stock (other than common stock), whether in the form of preferred stock, warrants and convertible notes, was converted into one share of Private Arcturus’s common stock at ratios determined in accordance with Private Arcturus’s certificate of incorporation then in effect. Under the terms of the Merger Agreement, at the effective time of the Merger, the Issuer issued Ordinary Shares to Private Arcturus stockholders, at an exchange ratio of 0.293 Ordinary Shares (after taking into account the Reverse Share Split) per share of Private Arcturus common stock outstanding immediately prior to the Merger. The exchange ratio was determined through arms’-length negotiations between the Issuer and Private Arcturus. An aggregate of approximately 6,631,712 Ordinary Shares were issued to the Private Arcturus stockholders in the Merger, including the 732,548 Ordinary Shares beneficially owned by the Reporting Persons that are disclosed on the cover pages of this statement. The Issuer also assumed all of the stock options issued and outstanding under Private Arcturus’s 2013 Equity Incentive Plan with such stock options henceforth representing the right to purchase a number of Ordinary Shares equal to 0.293 multiplied by the number of shares of Private Arcturus’s common stock previously represented by such stock options (after taking into account the Reverse Share Split). In connection with the Merger, Dr. Chivukula entered into a Lock-Up Agreement dated September 27, 2017 in the form attached to the Merger Agreement as Exhibit C (the “Lock-Up Agreement”).

The descriptions contained in this statement of the Merger Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to each such agreement, copies of which are attached as exhibits to this statement.

The information set forth under Item 6 is incorporated herein by reference.

None of the Reporting Persons have any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)           The information contained on the cover pages of this statement is incorporated herein by reference.

As of the date hereof, Dr. Chivukula is the beneficial owner of 732,548 Ordinary Shares, consisting of 732,548 Ordinary Shares held by Dr. Chivukula that are subject to the Voting Trust Agreement. Dr. Chivukula does not hold voting power over such shares, and such shares are subject to certain transfer restrictions pursuant to the Voting Trust Agreement.

As of the date hereof, Mr. Herbert is the beneficial owner of 736,515 Ordinary Shares, consisting of (i) 732,548 Ordinary Shares held by Dr. Chivukula that are subject to the Voting Trust Agreement and (ii) 3,967 Ordinary Shares that Mr. Herbert may acquire pursuant to options held by Mr. Herbert that are exercisable within 60 days of February 22, 2018. Mr. Herbert is the trustee under the Voting Trust Agreement with sole voting power over the 732,548 Ordinary Shares subject to the Voting Trust Agreement, and therefore may deemed to beneficially own such shares.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that Mr. Herbert is the beneficial owner of the Ordinary Shares held by Dr. Chivukula for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Other than the Voting Trust Agreement, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 11, 2018, the Reporting Persons entered into a Voting Trust Agreement with the Issuer (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement, Dr. Chivukula transferred and assigned to Mr. Herbert, as trustee, the right to vote or otherwise act for Dr. Chivukula in connection with all of his rights and responsibilities as a shareholder of the Issuer in respect of the 732,548 Ordinary Shares held by Dr. Chivukula. Such shares are subject to certain transfer restrictions pursuant to the Voting Trust Agreement. Dr. Chivukula also agreed to certain standstill provisions with regards to share purchases, proxy contests, litigation, and other related matters during the term of the Voting Trust Agreement. The Voting Trust Agreement will terminate upon the earliest to occur of (i) a change of control of the Issuer, (ii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer, (iii) the date specified in a written notice of termination from the trustee to Dr. Chivukula, (iv) the date that is three (3) years from the date of the Voting Trust Agreement or (v) the date upon which the number of shares legally and/or beneficially owned (not taking into account the existence of the Voting Trust Agreement) by Dr. Chivukula is less than 1.75% of the total outstanding shares of the Issuer.

The descriptions contained in this statement of the Voting Trust Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement, a copy of which is attached as an exhibit to this statement.

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Lock-Up Agreement and the Voting Trust Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 22, 2018, by and between Padmanabh Chivukula and Mark Herbert.

99.2	Agreement and Plan of Merger and Reorganization, dated as of September 27, 2017, by and among the Issuer, Aleph MergerSub, Inc., and Arcturus Therapeutics, Inc. (a copy of which is attached as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 001-35932) furnished to the Securities and Exchange Commission on September 28, 2017, and which is incorporated herein by reference).

99.3	Lock-Up Agreement, dated as of September 27, 2017, by and between the Issuer and Padmanabh Chivukula (the form of which is included in Exhibit 99.2 as Exhibit C thereto).

99.4	Voting Trust Agreement, dated as of February 11, 2018, by and among the Issuer, Padmanabh Chivukula, and Mark Herbert.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(a), that this statement is being filed on behalf of each of the Reporting Persons herein.

Date: February 22, 2018	/s/ Padmanabh Chivukula
Padmanabh Chivukula

/s/ Mark Herbert
Mark Herbert